FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*
Anderson, Tom
(Last) (First) (Middle)
503 Airport Road
(Street)
Medford, OR 97501
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
PremierWest Bancorp PRWT

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
October 23, 2002

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
______ Director
______ 10% Owner
___X___ Officer (give title below)
______ Other (specify below)
Chief Financial Officer

7. Individual or Joint/Group Filing
(Check Applicable Line)
__X__ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock							18,000	I	By IRA

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1474 (3-99)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (030102) (right to buy)	$5.750	03/15/2002	A	V	15,000		(1)	02/28/2012	Common Stock	15,000		15,000	D	
Stock Option (062002v) (right to buy)	$7.060	06/20/2002	A	V	4,000		(2)	06/20/2012	Common Stock	4,000		4,000	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
    See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

/s/Cliff E. Spencer   **10/23/2002**

** Signature of Reporting Person   Date

Cliff E. Spencer, Attorney-in-Fact for
Tom Anderson

Page 2
SEC 1474 (3-99)

Form 4

October 23, 2002

Anderson, Tom

503 Airport Road

Medford, OR 97501

Explanation of responses:

(1)   **Beginning on the third anniversary of the grant date, the options vest 5,000 shares in 2005, 2,500 shares in 2006, 3,000 shares in 2007 3,000 shares in 2008 and 2,500 shares in 2009.**

(2)   **Beginning on the first anniversary of the grant date, the options vest 20% each year.**